FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2025

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated April 23, 2025

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 5 February 2025 (official registry number 2584) (the “Buy-back Commencement Communication”), relating to the buyback programme of own shares (the “Buy-back Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 11 and 22 April 2025 (both inclusive).

The cash amount of the shares purchased to 22 April 2025 as a result of the execution of the Buy-back Programme amounts to 1,215,730,701 Euros, which represents approximately 76.6% of the maximum investment amount of the Buy-back Programme. The programme was announced together with its other characteristics through the Buy-back Commencement Communication. With these purchases, the Bank has repurchased approximately 13.8% of its outstanding shares as of 2021.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
11/04/2025	SAN	Purchase	XMAD	4,076,875	5.6122
11/04/2025	SAN	Purchase	CEUX	1,355,790	5.6135
11/04/2025	SAN	Purchase	TQEX	191,409	5.6141
11/04/2025	SAN	Purchase	AQEU	775,926	5.6133
14/04/2025	SAN	Purchase	XMAD	3,159,160	5.7736
14/04/2025	SAN	Purchase	CEUX	734,396	5.7691
14/04/2025	SAN	Purchase	TQEX	256,534	5.7659
14/04/2025	SAN	Purchase	AQEU	449,910	5.7692
15/04/2025	SAN	Purchase	XMAD	1,864,579	5.9385
15/04/2025	SAN	Purchase	CEUX	607,073	5.9463
15/04/2025	SAN	Purchase	TQEX	213,153	5.9604
15/04/2025	SAN	Purchase	AQEU	315,195	5.9468
16/04/2025	SAN	Purchase	XMAD	2,510,360	5.9718
16/04/2025	SAN	Purchase	CEUX	383,988	5.9716
16/04/2025	SAN	Purchase	TQEX	133,907	5.9791
16/04/2025	SAN	Purchase	AQEU	171,745	5.9778
17/04/2025	SAN	Purchase	XMAD	2,052,848	5.9622
17/04/2025	SAN	Purchase	CEUX	357,860	5.9747
17/04/2025	SAN	Purchase	TQEX	210,078	5.9706
17/04/2025	SAN	Purchase	AQEU	179,214	5.9775
22/04/2025	SAN	Purchase	XMAD	2,333,345	6.0131
22/04/2025	SAN	Purchase	CEUX	374,248	6.0216
22/04/2025	SAN	Purchase	TQEX	113,161	6.0157
22/04/2025	SAN	Purchase	AQEU	179,246	6.0081
			TOTAL	23,000,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 23 April 2025

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 11/04/2025 and 22/04/2025 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-11-a-22-abr-2025.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	April 23, 2025	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance